082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SEC MAIL PROCESSING SECTION RECEIVED
DEC 11 2007
WASHINGTON, D.C. 186

[redacted]

07028645

December 3, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

File No. 82-4991

GOLDEN HOPE MINES LIMITED

NEWS

Golden Hope Mines Substantially Expands Size Of Timmins Gold Deposit in Quebec

Toronto, Ontario – December 3, 2007 – Golden Hope Mines Ltd. (TSX-V: GNH / PK: GOLHF) today announced that exploration results have significantly enlarged the dimensions of the Timmins gold deposit at the company's Bellechasse property in Quebec.

The results are from diamond drilling and trenching during the summer and fall of 2007. Work was done on both Timmins 1 (the original Timmins Zone), Timmins 2 (to the east and north of Timmins 1, referred to in previous documents as Timmins South) and the Ascot Vein. *(Refer to maps attached to this news release; also posted at www.goldenhopemines.com).*

"The expanded size of the Timmins deposit, through the ongoing definition of Timmins 2, further demonstrates the large tonnage potential of the entire system," said Louis Hoël, President of Golden Hope. "Grades are consistently encouraging and the geographic location of the property makes it ideal for mining operations."

"These results constitute a turning point in the company's history, from a pure exploration play to developing a potentially rich asset."

During July and August, 18 holes were drilled on Timmins 1, two of which extended into the narrower western end of Timmins 2. The cores were split and forwarded to Eastern Analytical Ltd. for standard fire assay, and results are summarized in Table 1 below.

Table 1 - Assay Results For Two Diamond Drill Holes at Timmins 2 Zone *

Hole no.	From (m)	To (m)	Length (m)	Grade Au (g/t)
BD2007-66	48.62	55.07	6.45	7.51
Including	51.98	53.07	1.09	34.8
BD2007-67	37.86	56.64	18.78	1.85
Including	48.75	53.77	5.02	4.07

** Fire assays performed by Eastern Analytical Ltd. of Springdale, Newfoundland*

"These encouraging assays show good mineralization of the structure," said Mr. Hoël. "Timmins 2 is a structural twin of Timmins 1 and our data suggest it may be larger."

In October and November, trenching and excavation along Timmins 2 indicated a length of at least 200 metres *(Timmins/Ascot map: Trenches 1 and 2)*. This expanded zone features a surface width of 10 metres at the western end, widening to over 80 metres in Trench 2, while still being open to the northeast.

The bedrock exposed by trenching was sampled by blasting a series of 140 contiguous advances. Each advance measured 1.0 metre x 1.5 metres x 1.5 metres and broke approximately six tonnes, of which 100 kg to 200 kg has been collected for processing. An additional 45 similar blast samples were taken from Timmins 1, which are being processed and forwarded for fire assay.

Quartz veining and stockwork with varying sulphide content is prominent throughout the length of the Timmins 2 zone exposed to date. The bedrock surface shows a combination of oxidized sulphides and quartz veins similar in appearance to the mineralization in the core of Timmins 1.

Ascot Vein

During the fall 2007 exploration program, a large number of channel samples were completed on the Ascot Vein *(see Timmins/Ascot map)*. Each sample weighed between 30 kg and 40 kg and represented 0.5 metre of zone width. The samples were crushed and quartered at the Golden Hope onsite sample preparation facility. Splits of one kg were forwarded for fire assay on 1-assay ton aliquots, followed by total pulp metallic assaying as may be warranted.

Background Information

The Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2 and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 metres by 450 metres.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 metres). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and confirmed vertical continuity of the mineralized system.

Historical Exploration Results

In 1960, Black Hawk Mining Ltd. sent six bulk samples from Timmins 1 totaling 43.26 short tons to the Saint-Malo pilot plant of the Quebec Department of Mines for treatment. The average grade was 0.5297 troy ounces of gold per short ton (18.12 g/t).

Privex Mines Ltd. blasted a trench across the mineralized zone in 1976. A total of 21.7 tonnes in two samples taken from the south end of the pit returned 3.53 g/t of gold. The north three samples totaled 32.7 tonnes and returned an average grade of 0.96 g/t of gold.

A large-diameter drill program at Timmins 1 was completed during the fall of 2006. Assay results were encouraging and are summarized in Table 2 below.

Table 2 – Assay Results for Six Holes at Timmins 1 (Fall 2006)

Grade Au (g/t)	Length of sample (m)
12.05	2
1.75	7
6.16	4
1.88	4
4.57	5
1.91	3

As a result of the extensive 2007 exploration program, a large number of samples from the three mineralized areas of the Timmins gold zone (Timmins 1, Timmins 2 and Ascot) are either at the laboratory for fire assay or being prepared for shipping. Results will be released as they become available to the company.

James E. Tilsley, P.Eng is acting as the qualified person (QP) for Golden Hope Mines Ltd. in compliance with National Instrument 43-101 and has reviewed the technical contents of this release.

About Golden Hope

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoel
President
Golden Hope Mines Ltd.
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

John Vincic
Executive Vice President, Investor Relations
Barnes McInerney Inc.
Tel: 416-367-5000 ext. 249
Fax: 416-367-5390
jvincic@barnesmcinerney.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.



Map
Area
Hudson
Bay
Labrador
Quebec
Ontario
Quebec City
BROMPTON FAULT
BAIE VERTE
Etchemin
Beauceville
USA
5150000
5140000
5130000
5120000
350000
360000
400000
420000
LEGEND
Golden Hope Mines claims
Golden Hope claims applied for
Gold showing/target
Zn-Au-Cu-Ag showing/target
Ni-Zn-Cu-Au showing/deposit
GOLDEN HOPE
MINES LIMITED
BELLECHASSE PROPERTY,
QUEBEC
REGIONAL GEOLOGY


Legend
Bellechasse Property
Timmins and Ascot Gold Zones
Highways
Railways
N
W
E
S
Quebec City
Bellechasse Property
Montreal
U.S.A.

0 kilometres 100

Golden Hope Mines Limited

Bellechase Project

Location Map

END